WHITE KNIGHT RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE

THREE MONTH PERIOD ENDED

SEPTEMBER 30, 2003

White Knight Resources Ltd. **Schedule A**
CONSOLIDATED BALANCE SHEETS Statement 1
(Prepared by management without audit)
Canadian Funds

	September 30 2003	June 30 2003
ASSETS		
Current		
Cash	$ 301,061	$ 133,386
Accounts receivable	3,200	2,099
Deposits and prepaid expenses	10,937	11,386
	315,198	146,871
Mineral properties (Note 3)	1,190,507	1,104,759
Deferred exploration costs (Note 4)	540,049	506,371
Reclamation bonds	147,239	146,987
Capital assets (Note 5)	6,378	6,839
	$ 2,199,371	$ 1,911,827
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 22,355	$ 10,574
Due to related parties (Note 6)	337,507	223,538
	359,862	234,112
SHAREHOLDERS' EQUITY		
Capital Stock (Note 7)	11,786,230	11,523,920
Contributed Surplus (Note 8)	50,625	
Deficit	(9,997,346)	(9,846,205)
	1,839,509	1,677,715
	$ 2,199,371	$ 1,911,827

On behalf of the Board:

"John M. Leask"
Director

"Megan M. Cameron-Jones"
Director

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd. **Schedule A**
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT Statement 2
(Prepared by management without audit)
For the period ending September 30
Canadian Funds

	2003		2002	
	Quarter to Date	**Year to Date**	**Quarter to Date**	**Year to Date**
EXPENSES				
Amortization	$ 461	$ 461	$ 744	$ 744
Audit	10,950	10,950		
Banking charges & interest	225	225	334	334
Consulting & technical	9,229	9,229	14,493	14,493
General corporate expenses	1,852	1,852	1,830	1,830
Investor relations & shareholder information	2,301	2,301	9,157	9,157
Legal	3,077	3,077	7,601	7,601
Management fees	48,000	48,000	12,000	12,000
Rent	1,750	1,750	3,056	3,056
Stock based compensation (Note 8)	50,625	50,625		
Telephone	1,068	1,068	914	914
Transfer agent & listing fees	432	432	865	865
Travel and entertainment	964	964	7	7
LOSS BEFORE UNDER-NOTED ITEMS	**130,934**	**130,934**	**51,001**	**51,001**
Interest	(5,056)	(5,056)	(2,592)	(2,592)
Gain on foreign exchange	(487)	(487)	(16,993)	(16,993)
Option payments received (net)			3,270	3,270
Write-off of exploration costs	25,750	25,750	30,252	30,252
LOSS FOR THE PERIOD	151,141	151,141	64,938	64,938
DEFICIT, BEGINNING OF PERIOD	9,846,205	9,846,205	9,488,459	9,488,459
DEFICIT, END OF PERIOD	**9,997,346**	**9,997,346**	**$ 9,553,397**	**$ 9,553,397**
BASIC & DILUTED LOSS PER COMMON SHARE	**$ (0.005)**	**$ (0.005)**	**$ (0.002)**	**$ (0.002)**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)
For the period ending September 30
Canadian Funds

Schedule A
Statement 3

		2003		2002	
		Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows From					
Operating Activities	Loss for the period	$ (151,141)	$ (151,141)	$ (64,938)	$ (64,938)
	Amortization	461	461	744	744
	Write-off of exploration costs	25,750	25,750	30,252	30,252
	Stock based compensation	50,625	50,625		
	Changes in non-cash working capital				
	Decrease (increase) in accounts receivable	(1,101)	(1,101)	3,811	3,811
	Decrease in deposits and prepaid expenses	449	449	2,035	2,035
	Increase (decrease) in a/p and accr. liabilities	11,781	11,781	(35,093)	(35,093)
	Increase in due to related parties	113,969	113,969	14,349	14,349
		50,793	50,793	(48,840)	(48,840)
Investing Activities	Acquisition of mineral properties	(85,748)	(85,748)	(166,520)	(166,520)
	Exploration and development costs	(59,428)	(59,428)	(51,952)	(51,952)
	Reclamation bonds	(252)	(252)	(10,650)	(10,650)
		(145,428)	(145,428)	(229,122)	(229,122)
Financing Activities Issuance of Share Capital		262,310	262,310		
		262,310	262,310		
Net Decrease in Cash		167,675	167,675	(277,962)	(277,962)
Cash – Beginning of Period		133,386	133,386	508,667	508,667
Cash – End of Period		**301,061**	**301,061**	**230,705**	**230,705**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
Notes to Financial Statements
(Prepared by management without audit)
For the period ending September 30, 2003

1. NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties. The Company is considered to be in the exploration stage.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Sept 30, 2003	June 30, 2003
Working capital (deficit)	$ (44,664)	$ (87,241)
Deficit	(9,997,346)	(9,846,205)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

White Knight Gold (U.S.) Inc.
CUN Minerals Inc.
Quito Gold Corp.

All material inter-company transactions have been eliminated upon consolidation.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and do not reflect present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Provision for site restoration

Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided over the life of the ore body on a unit-of-production basis.

Risk management

The Company's largest non-monetary assets are its mineral exploration interests in the United States of America. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in the United States.

The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Capital assets and amortization

Capital assets are recorded at cost and amortization is calculated at the following rates per annum using the declining-balance method:

Vehicles and equipment	30%
Office equipment	20%

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Stock-based compensation

Effective July 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

	Balance at Jun 30/03	Additions To Sep 30/03	Balance at Sep 30/03
Nevada			
• Cabin Creek	$ 13,052	$ 4,141	$ 17,193
• Cottonwood	30,692	8,557	39,249
• Gold Bar Horst	61,700	19,736	81,436
• Gold Pick	8,202	1,380	9,582
• Hunter	36,203	6,625	42,828
• Indian Ranch	108,402		108,402
• McClusky Pass	400	138	538
• New Pass	387,381	14,767	402,148
• Slaven Canyon	54,177	9,385	63,562
• Squaw Creek	404,550	20,840	425,390
• General exploration		179	179
Total	1,104,759	85,748	1,190,507

Nevada Properties

Cabin Creek

The Company acquired the Cabin Creek property in October 2001 by staking. The property comprises 30 unpatented claims located in Eureka County.

Cottonwood

The Company staked 56 unpatented claims in 2001 and then executed a mining lease agreement dated February 2002 on six adjacent unpatented claims, located in Eureka County. The terms of the agreement required the Company to pay an initial lease payment of US$1,000, and make successive annual lease payments totaling

US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return of 4% on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$50,000.

Gold Bar Horst

The Company staked the Gold Bar Horst property in September 2001. The property comprises 143 unpatented claims located in Eureka County.

Gold Pick

The Company staked the Gold Pick property in June 2002. The property comprises 15 unpatented claims located in Eureka County.

Hunter

The Company staked 46 unpatented claims in 2001 and then executed a mining lease agreement dated February 2002 on 2 adjacent unpatented claims, located in Eureka County. The terms of the agreement required the Company to pay an initial lease payment of US$2,000 and issue 20,000 common shares of the Company, and then make successive annual lease payments totaling US$12,000 and issue 80,000 common shares of the Company over the next four year period, and pay US$7,000 per year thereafter. The Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$75,000.

Indian Ranch

In 1994, the Company entered into a lease agreement with subsequent amendments for a 100% interest in 48 claims located in Eureka County by issuing 100,000 shares. The agreement is subject to a 6% net smelter return royalty payable to the lessee, which may be converted to a 3% net smelter return royalty by paying US$500,000. The Company holds an additional 544 claims within the area of interest.

In 1997, the Company entered into an option agreement with Chapleau Resources Ltd. ("Chapleau") which was subsequently amended. Pursuant to the terms of the agreement and the subsequent amendment, in June of 2001 Chapleau vested a 40% undivided interest in the property by making option payments totaling US$400,000 and incurring cumulative expenditures of US$1,500,000.

In 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company ("Kennecott") whereby Kennecott could earn a 60% interest in the property by making option payments and incurring cumulative expenditures. Kennecott terminated the option agreement in November 2001 and as a result, Chapleau's 40% vested interest reduced to a 25% undivided interest in the property.

In March 2003, the Company and Chapleau entered into an option-joint venture agreement with Placer Dome U.S. Inc. ("Placer Dome"). Placer Dome may earn a 60% interest in Indian Ranch by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies US$40,000 for their 2002 claim filing costs. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

McClusky Pass

During the quarter, the Company acquired a 100% interest in the McClusky Pass property by staking 242 unpatented mining claims located in Eureka County, Nevada.

7

New Pass

In 1998, the Company purchased a 100% interest in the New Pass property from Quest USA Resources Inc. by making payments totaling US$165,000, subject to a 2.75% net smelter return royalty. In 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. New Pass is comprised of 107 claims located in Churchill County.

Slaven Canyon

Since 2001, the Company has staked 194 unpatented claims located in Lander County. In 2003, the Company acquired the surface and mineral rights on an additional 642 acres of land contiguous to the Company's claims. The Company executed three lease agreements which provide for cash payments totaling US$16,000 on signing and US$30,000 each year thereafter. The underlying royalty retained by the owners is currently 3½% of net smelter returns. A buy-down provision allows the Company to reduce the underlying royalty to a 2% net smelter return by paying US$1,500,000.

Squaw Creek

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking.

4. DEFERRED EXPLORATION AND DEVELOPMENT COSTS

Exploration Expenditures

By Type of Cost	Balance at Jun 30/03	Additions to Sep 30/03	Balance at Sep 30/03
• Assays	$ 680,604	$	$ 680,604
• Consulting	2,342,159	42,480	2,384,639
• Drafting & report preparation	393,336	6,373	399,709
• Drilling	2,753,845		2,753,845
• Field operations	648,526	8,536	657,062
• Reclamation	178,608		178,608
• Recording	80,079		80,079
• Supervision	356,177		356,177
• Surveys	320,921		320,921
• Transportation	91,287	2,039	93,326
• Trenching & site preparation	368,921		368,921
• Recovery	(4,897,361)		(4,897,361)
• Write-off	(2,810,731)	(25,750)	(2,836,481)
Total	$ 506,371	$ 33,678	$ 540,049

By Project	Balance at Jun 30/03	Additions To Sep 30/03	Recoveries to Sep 30/03	Write-offs to Sep 30/03	Balance at Sep 30/03
• Cabin Creek	$ 26,322	$	$	$	$ 26,322
• Cottonwood	30,807				30,807
• Gold Bar Horst	40,976				40,976
• Gold Pick	47,939	1,931			49,870
• Hunter	23,028				23,028
• Indian Ranch	10,099	789			10,888
• McClusky Pass	7,267	10,797			18,064
• New Pass	229,959	770			230,729
• Slaven Canyon	88,531	1,765			90,296
• Squaw Creek	1,443				1,443
• General Exploration		43,376		(25,750)	17,626
Total	$ 506,371	$ 59,428	$	$ (25,750)	$ 540,049

5. FIXED ASSETS

	Cost	Accumulated Amortization	Net Book Value Sep 30 2003	Net Book Value Sep 30 2002
Vehicles and equipment	$ 43,362	$ 39,012	$ 4,350	$ 6,255
Office equipment	9,204	7,176	2,028	2,485
	$ 52,566	$ 46,188	$ 6,378	$ 8,740

6. RELATED PARTIES

During the period ended September 30, 2003, the Company entered into the following transactions with related parties:

(a) Paid or accrued $48,000 (2002 - $12,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

(b) Paid or accrued $24,842 (2002 - $34,138) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $24,842 (2002 - $28,138) are included or written off to Deferred Exploration Costs.

At September 30, 2003, there is $337,507 (2002 - $105,050) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

7. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at June 30, 2003	29,158,652	$ 11,523,920
Issued for cash		
Incentive stock options	2,074,500	262,310
Balance as at September 30, 2003	31,233,152	$ 11,786,230

As at September 30, 2003, warrants were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
3,708,132	$0.44	November 18, 2003
1,941,176	$0.25	June 27, 2004

As at September 30, 2003, director and employee stock options were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
50,000	$0.10	March 16, 2004
150,000	$0.41	September 23, 2004
80,000	$0.10	February 21, 2005
65,000	$0.10	May 14, 2006
805,500	$0.23	January 23, 2008
2,074,500	$0.41	September 23, 2008
3,225,000		

Under the Company's Stock Option plan effective November 4, 2002, the Company may grant options for up to 5,756,230 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. As at September 30, 2003, the Company had stock options outstanding for the purchase of 3,225,000 common shares, all of which 3,075,000 were exercisable.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options
Balance at June 30, 2003	3,075,000
Options exercised	(2,074,500)
Options granted	2,224,500
Balance at September 30, 2003	3,225,000

8. STOCK-BASED COMPENSATION

As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

Loss as reported	$	(151,141)
Compensation expense under Section 3870		(700,151)
Pro forma loss	$	(851,292)
Pro forma basic and diluted loss per common share	$	(0.03)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Risk-free interest rate	3.89%
Expected life of options	5 years
Annualized volatility	115.90%
Dividend	0.00%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Schedule B – Supplementary Information

1. Additional Information for the Year to Date:

   (a) Analysis of Deferred Costs, Exploration and Development:

   See Note 4 of the Financial Statements

   (b) General and Administrative Expenditures:

   See Consolidated Statements of Operations and Deficit in the Financial Statements

2. Expenditures to Non-Arm's Length Parties (in aggregate):

   See Note 6 of the Financial Statements

3. (a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
09-26-03	Common	Options	1,652,500	$0.10	165,250	Cash	Nil
09-26-03	Common	Options	422,000	$0.23	97,060	Cash	Nil
Total Shares Issued			2,074,500				

   (b) Summary of Options Granted During the Period:

Date	Number	Name	Exercise Price	Expiry Date
09-23-03	250,000	Megan Cameron-Jones	$0.41	09-23-08
09-23-03	125,000	Robert Cuffney	$0.41	09-23-08
09-23-03	604,500	Brian Edgar	$0.41	09-23-08
09-23-03	547,500	Gordon Leask	$0.41	09-23-08
09-23-03	547,500	John Leask	$0.41	09-23-08
09-23-03	150,000	Consultants	$0.41	09-23-04
Total	2,224,500			

   (c) Summary of Securities as at the End of the Period:

   See Note 7 of the Financial Statements

   (d) Directors and Officers of the Company:

   John M. Leask, President and Chairman
   Brian D. Edgar, Director
   Gordon P. Leask, Director
   Megan M. Cameron-Jones, Director and Corporate Secretary
   Robert G. Cuffney, Vice President, Exploration

Schedule C – Management Discussion & Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended September 30, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the three months then ended. All dollar amounts are in Canadian dollars.

Description of Business

The Company is an exploration company active in finding and generating new mineral prospects. After performing cursory geologic work, the Company usually seeks a third party to further explore the projects. The Company's operations have been based in Nevada since 1993.

Directors' Report

Since June 2003, the Company has been busy acquiring additional mineral lands in the Cortez Trend of north central Nevada. The Company's portfolio of properties range from raw exploration to projects with drill defined resources and exploration upside. Management's goal is now to maximize the Company's exploration exposure by raising sufficient funds to finance exploration drill programs on two selected properties and seek to farm-out the remaining properties to third parties on favourable option-joint venture terms. Working capital at November 20, 2003 is $2,329,000.

Mineral Property Update

The Company's properties, or the properties in which it has the right to earn an interest, are summarized as follows:

Property	Location	Trend	White Knight Ownership	Acres	Square Miles
Cabin Creek	Eureka County, Nevada	Cortez	100%	600	0.938
Celt	Eureka County, Nevada	Cortez	100%	2,665	4.164
Cottonwood	Eureka County, Nevada	Cortez	100%	1,240	1.938
Fye Canyon	Eureka County, Nevada	Cortez	100%	2,280	3.563
Gold Bar Horst	Eureka County, Nevada	Cortez	100%	2,860	4.469
Gold Pick	Eureka County, Nevada	Cortez	100%	200	0.313
Hunter	Eureka County, Nevada	Cortez	100%	960	1.500
Indian Ranch	Eureka County, Nevada	Cortez	75%	10,880	17.000
New Pass	Churchill County, Nevada	Austin-Lovelock	100%	2,140	3.344
McClusky Pass	Eureka County, Nevada	Cortez	100%	4,848	7.575
Pat Canyon	Eureka County, Nevada	Cortez	100%	1,880	2.938
Slaven Canyon	Lander County, Nevada	Cortez	100%	4,532	7.081
Squaw Creek	Elko County, Nevada	Carlin	100%	3,020	4.719
Total				38,105	59.542

Celt Property

In October 2003, the Company acquired the Celt property which comprises 2,665 acres of mineral rights (134 unpatented mining claims) within the southern Cortez Trend, approximately 5 miles north of the previously producing Gold Bar Mine. Within the Celt area, slivers of Devonian carbonate rocks are caught up in a range-bounding fault and are in fault contact with Upper Plate Vinini Formation. Jasperoids developed in the carbonates assay up to 1.7 grams/tonne gold with high levels of arsenic, antimony and mercury. The major potential on the property lies outboard of the range front in areas covering potential Lower Plate rocks beneath Quarternary gravels which previous exploration avoided.

Indian Ranch Property

Placer Dome U.S. Inc. ("Placer Dome") is currently executing a Reverse Circulation drill program on the Indian Ranch property, Eureka County, Nevada. Placer Dome plans to drill three holes totaling approximately 2,500 feet on currently permitted sites and is seeking permits to execute a more extensive drill campaign in the coming field season. The property is located on the Cortez Trend, 18 kilometres southeast of the recently announced 5+ million ounce Cortez Joint Venture's Cortez Hills/ Pediment discovery and 10 kilometres south of the Cortez Joint Venture's ET Blue project. The Company holds an undivided 75% interest and Chapleau Resources Ltd. holds an undivided 25% interest in the property. Placer Dome may earn a 60% interest by expending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

Fye Canyon Property

The Fye Canyon property, comprised of 114 unpatented lode claims, was acquired through a lease agreement in November 2003. The claims are situated 11 miles SSE of the recently discovered Cortez Hills gold deposit. Fye Canyon covers the southern projection of the NNW-SSE trending Cortez Fault which bounds the western edge of the Cortez Hills and Cortez gold deposits and an intersecting NE trending cross-structure. Upper Plate Vinini Formation outcrops on the eastern part of the claim block. The pediment covered western portion of the property lies along the projection of Lower Plate carbonate rocks from the Cortez window to the northwest and Tonkin window to the southeast. Elevated levels of mercury, arsenic and gold in hematitic and barite-veined Upper Plate lithologies suggest leakage from a gold deposit nearby. Under the terms of the lease agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. Minimum work obligations on the property are US$20,000 per year. A production royalty of 2% of Net Smelter Returns is payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

Pat Canyon Property

In November 2003, the Company staked 94 unpatented claims abutting the southern boundary of the Fye Canyon claim block. The impetus for staking the claims is the projected intersection of the Cortez Fault and a major NE-SW trending structural feature. Bedrock on the claims consists largely of Tertiary volcanics which form a veneer over the potential ore-hosting Paleozoic rocks.

Slaven Canyon Property

The Company staked an additional 126 unpatented mining claims adjacent to its 100% owned Slaven Canyon property. The property now consists of 4,532 acres located in the northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain and 3 miles southwest of Newmont's Mule Canyon Mine. The claims cover a drill defined gold resource of approximately 120,000 ounces (1.6 million tons @0.043 opt gold – calculated by Alta Gold).

Financings

In October 2003, the Company closed a private placement, issuing 2,500,000 common shares and 2,500,000 share purchase warrants, each warrant to purchase an additional share at $0.60 for a two year period. If at any time during the two year period, the closing price of the Company's shares exceeds $0.95 per share for a period of more than 20 consecutive business days, an accelerated exercise period will apply to the share purchase warrants. Proceeds of the private placement total CAD$1,000,000. The Company paid a finder's fee to Dundee Securities Corp. consisting of 125,000 common shares and 125,000 share

purchase warrants with the same terms as the private placement warrants, as well as 200,000 finder's warrant shares, each finder's warrant to purchase an additional share at $0.60 for a one year period. All shares issued or acquired pursuant to an exercise of warrants will have a four-month TSX Venture Exchange hold period expiring February 24, 2004 and a British Columbia Securities Commission hold period expiring February 25, 2004.

Investor Relations

In September 2003, the Company executed an agreement with Darrell Wellander, an independent businessman, who will provide investor relations services to the Company. The terms of the one-year agreement provide that Mr. Wellander will receive CAD$500 per month and 150,000 incentive stock options priced at $0.41 for a one-year period.

Warrants

All 3,708,132 share purchase warrants issued at $0.44 pursuant to a private placement dated November 18, 1998 were exercised by the expiry date of November 18, 2003. Proceeds from the exercise totaled $1,631,578.

Liquidity

As at September 30, 2003, White Knight had working capital deficit of $44,664. This is a decrease of $165,721 from working capital at September 30, 2002. These funds went towards ongoing operations in Nevada.

All in $1,000's except Loss per Share	Unaudited (First Fiscal Quarter – Period Ended September 30, 2003)
Working capital (deficit)	$ (45)
Loss	$ 151
Loss per share	$ 0.005
Loss per share (fully diluted)	$ 0.004
Total assets	$ 2,199
Total liabilities	$ 360
Retained deficit	$ 9,997

Operations

For the three months ended September 30

Loss for the period increased from $64,938 in 2002 to $151,141 in 2003. If the write-off of mineral property costs ($30,252 in 2002 and $25,750 in 2003) is excluded, the loss has increased from $34,686 in 2002 to $125,391 in 2003. *Write-off of mineral property costs in 2002 and 2003 consisted of general exploration* costs in Nevada. The increase in the loss after write-off of mineral property costs between 2002 and 2003 is primarily due to the timing of the audit invoice, an increase in management fees, and an adjustment to reflect non-cash stock based compensation as per CICA Handbook 3870, offset by higher short term investment interest income and lower investor relations & shareholder information and legal expenses.

Management fees and consulting fees increased from $26,493 in 2002 to $57,229 due to the increase in activity in 2003. Investor relations & shareholder information expense decreased from $9,157 in 2002 to $2,301 in 2003 as the Company was committed to maintaining its treasury.

Investing and Financing

For the three months ended September 30

Total expenditures on Nevada properties decreased from $218,472 in 2002 to $145,176 in 2003 reflecting the Company's objective of maintaining the treasury.

White Knight Resources Ltd.

Suite 922 - 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462
Facsimile: (604) 681-0180
Website: www.whiteknightres.com
Email: info@whiteknightres.com

DIRECTORS
John M. Leask, Chairman and President
Gordon P. Leask
Brian D. Edgar
Megan M. Cameron-Jones

SOLICITORS
Catalyst Corporate Finance Lawyers
Suite 1400, 1055 West Hastings Street
Vancouver, BC V6E 2E9

REGISTRAR & TRANSFER AGENT
Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8

AUDITORS
Davidson & Company
Chartered Accountants
Suite 1270 - 609 Granville Street
Vancouver, BC V7Y 1G6

SHARES ISSUED AT OCTOBER 31, 2003
34,910,231
TSX Venture Exchange